



11017397

SECURI_____ _____ ___ ___.MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40028

SEC Mail
Mail Processing
Section

FEB 2 8 2011

Washington, DC
106

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2010_____ AND ENDING _____12/31/2010_____

                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SHELYN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12250 ROCKVILLE PIKE, SUITE 200
                                        (No. and Street)

ROCKVILLE   MD   20852
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

P. RICHARD ZITELMAN   (301)-770-2077
                                                                       (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REZNICK GROUP, P.C.

                                 (Name - *if individual, state last, first, middle name)*

7700 OLD GEORGETOWN ROAD   BETHESDA   MARYLAND   20814-6224

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __P. Richard Zitelman__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Shelyn Securities Corporation__ as of __December 31, 2010__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

SHELYN SECURITIES CORPORATION

DECEMBER 31, 2010

(WITH SUPPLEMENTAL INFORMATION)

Shelyn Securities Corporation

TABLE OF CONTENTS



Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors
Shelyn Securities Corporation

We have audited the accompanying statements of financial condition of Shelyn Securities Corporation (the Company) as of December 31, 2010, and the related statements of income, changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Shelyn Securities Corporation as of December 31, 2010, and the results of its operations and its changes in financial condition for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
February 22, 2011

www.reznickgroup.com

Shelyn Securities Corporation

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	51,006
Due from related party		69,000
Deferred tax asset		2,823
Prepaid expenses		2,456
	$	125,285

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accrued liabilities	$	12,465
Income taxes payable		17,596
Total current liabilities		30,061

STOCKHOLDER'S EQUITY

Common stock, no par value; 1,000 shares authorized, 500 shares issued and outstanding		22,000
Retained earnings		73,224
Total stockholder's equity		95,224
Total liabilities and stockholder's equity	$	125,285

See notes to financial statements

Shelyn Securities Corporation

STATEMENT OF INCOME

Year ended December 31, 2010

Revenue		
Placement fees	$	118,327
Expenses		
Consulting fees		30,000
Professional fees		28,110
Licenses and fees		2,588
Insurance		364
Miscellaneous expenses		34
Total general and administrative expenses		61,096
Income from operations		57,231
Other income		
Dividend income		5
Total other income		5
Income before provision for income taxes		57,236
Provision for income taxes		
Income tax expense		13,369
NET INCOME	$	43,867

See notes to financial statements

- 5 -

Shelyn Securities Corporation

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2010

	Common stock		Retained earnings	Total
	Number of shares	Amount		
Balance, December 31, 2009	500	$ 22,000	$ 29,357	$ 51,357
Net income	-	-	43,867	43,867
Balance, December 31, 2010	500	$ 22,000	$ 73,224	$ 95,224

See notes to financial statements

Shelyn Securities Corporation

STATEMENT OF CHANGES IN FINANCIAL CONDITION

Year ended December 31, 2010

Cash flows from operating activities		
Net income	$	43,867
Adjustments to reconcile net income to net cash provided		
by operating activities		
Deferred income tax		(3,351)
Increase in prepaid expenses		(59)
Increase in due from related party		(68,151)
Increase in accrued liabilities		12,465
Increase in income taxes payable		15,395
Net cash provided by operating activities		166
NET INCREASE IN CASH AND CASH EQUIVALENTS		166
Cash and cash equivalents, beginning		50,840
Cash and cash equivalents, end	$	51,006
Supplemental disclosure for cash flow information		
Cash paid for taxes	$	1,325

See notes to financial statements

Shelyn Securities Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES

Shelyn Securities Corporation (the Corporation) was incorporated pursuant to the laws of the State of Maryland on August 7, 1985 and is a registered broker-dealer of securities. The Corporation assists in underwriting private placement investments by affiliates. The Corporation is subject to certain minimum capital requirements and regulations of the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Corporation recognizes revenue from placement fees as the private placement investment is closed.

Due from Related Party

Placement fees that have not been received for a private placement investment that has closed are included in due from related party.

Cash and Cash Equivalents

The Corporation considers all highly-liquid investments (including money market funds) with an original maturity at acquisition of three months or less to be cash equivalents.

Income Taxes

The Corporation files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for operating loss carry-forwards and deductible temporary differences, and deferred tax liabilities are

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010

recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Temporary differences result from the Corporation using the cash method of accounting for income tax purposes and accrual basis accounting for financial statement purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Corporation assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Corporation's policy for penalties and interest assessed by income taxing authorities is to include them in general and administrative expenses. For the year ended December 31, 2010, the Corporation did not incur any interest and penalties from taxing authorities. The federal income tax returns of the Company for 2007, 2008, and 2009 are subject to examination by the Internal Revenue Service generally for three years after they were filed.

The net deferred tax assets and liabilities in the accompanying balance sheet included the following components:

Deferred tax assets	$	2,823
Deferred tax liabilities		-
Deferred tax valuation allowance		-
Net deferred tax assets	$	2,823

Shelyn Securities Corporation

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010

The provisions for income taxes and (benefit) were as follows for the year ended December 31, 2010:

Current		
Federal	$	10,975
State		5,745
Total		16,720
Deferred		
Federal		(2,731)
State		(620)
Total		(3,351)
Total provision for income taxes	$	13,369

NOTE 2 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, the Corporation received underwriting fees for private placements totaling $118,327, of which $69,000 remains receivable and in due from related party on the balance sheet. The Corporation was assisted in the private placement transactions by a related entity, which is controlled by the sole stockholder of the Corporation, which in turn was paid $30,000 in consulting fees. A majority of the Corporation's administrative functions are provided by a related entity at no cost to the Corporation.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Corporation maintains its money market fund balance at one financial institution. The money market fund balance is insured by the Securities Investor Protection Corporation (SIPC) up to $500,000. At times, this balance may exceed the federal insurance limits; however, the Corporation has not experienced any losses with respect to its money market fund balance in excess of SIPC provided insurance. Management believes that no significant concentration of credit risk exists with respect to the money market fund balance at December 31, 2010.

Shelyn Securities Corporation

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010

NOTE 4 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010, the Corporation had net capital of $19,925, which was $14,925 in excess of its required net capital of $5,000. The Corporation's aggregate indebtedness ratio was 150.87%.

NOTE 5 - SUBSEQUENT EVENTS

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date, require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 22, 2011 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION



Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

The Stockholder and Board of Directors
Shelyn Securities Corporation

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Bethesda, Maryland
February 22, 2011

- 13 -

Shelyn Securities Corporation

RECONCILIATION OF NET CAPITAL TO THE
DECEMBER 31, 2010 UNAUDITED FOCUS REPORT

December 31, 2010

	As Reported in FOCUS at 12/31/10	Audit Adjustments	Per Audited Financial Statements
Stockholder's equity and tentative net capital	$ 109,983	$ (14,759)	$ 95,224
Less:			
Due from related party	69,000	-	69,000
Deferred tax asset	-	2,823	2,823
Prepaid expenses	2,397	59	2,456
Total deductions	71,397	2,882	74,279
Net capital before haircuts on securities positions	38,586	(17,641)	20,945
Haircuts on securities positions:			
Money market funds	1,020	-	1,020
Total haircuts	1,020	-	1,020
Net capital	$ 37,566	$ (17,641)	$ 19,925
Aggregate indebtedness			
Total liabilities included on balance sheet	$ 12,420	$ 17,641	$ 30,061
Computation of basic net capital requirement			
Minimum capital required [under subparagraph (a)(2) of Rule 15c3-1]	$ 5,000		$ 5,000
Excess of net capital over minimum requirement	$ 32,566		$ 14,925
Ratio of aggregate indebtedness to net capital	33.06%		150.87%

Shelyn Securities Corporation

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

December 31, 2010

The Corporation claims exemption under provisions of Rule 15c3-3(k)(2)(i) and was in compliance with the condition of such exemption.

The Corporation is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Shelyn Securities Corporation

EXEMPTION FROM REQUIREMENTS UNDER RULE 17a-5(E)(4)

December 31, 2010

The Corporation has gross revenues of less than $500,000, and is therefore exempt from the supplemental SIPC report filing requirements pursuant to Rule 17a-5(E)(4).



Reznick Group

ACCOUNTING · TAX · BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Shelyn Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Shelyn Securities Corporation for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Shelyn Securities Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 17 -



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance on February 22, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.



ACCOUNTING ∙ TAX ∙ BUSINESS ADVISORY

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
February 22, 2011